Exhibit 99.4

Notice and Access Notification to Beneficial Shareholders

Annual General Meeting of Enerplus Corporation

Date

Friday, May 8, 2015

Location

Telus Convention Centre

Room: Glen 205

120 — 9th Avenue S.E.

Calgary, Alberta

You are receiving this notice as Enerplus Corporation (“Enerplus”) has elected to use the notice and access model for delivery of meeting materials to its shareholders who do not hold their common shares in their own name (“beneficial shareholders”).  Under notice and access, beneficial shareholders receive a voting instruction form enabling them to vote at Enerplus’ meeting. However, instead of a paper copy of the Information Circular and Notice of Meeting (the “meeting materials”), beneficial shareholders receive this notice with information on how they may access the meeting materials electronically. Beneficial shareholders should follow the instructions below to view the meeting materials on the Internet. This communication presents only an overview of the more complete meeting materials that are available to beneficial shareholders on the Internet.

MATTERS TO BE VOTED UPON AT THE MEETING

The matters to be considered at the meeting are listed below, along with the section within the Information Circular for the meeting where disclosure regarding the matter can be found.

1.  To receive the consolidated financial statements of Enerplus for the year ended December 31, 2014, together with the auditors’ report on those statements; see “Annual General Meeting Matters — Financial Statements” in the Information Circular;

2.  To appoint the auditors of Enerplus; see “Annual General Meeting Matters — Appointment of Auditors” in the Information Circular;

3.  To elect the directors of Enerplus; see “Annual General Meeting Matters — Annual Election of Board of Directors” in the Information Circular;

4.  To vote, on an advisory, non-binding basis, to accept Enerplus’ approach to executive compensation; see “Annual General Meeting Matters —  Advisory Vote on Executive Compensation” and “Executive Compensation” in the Information Circular; and

5.  To conduct any other business that may properly come before the Meeting.

HOW TO ACCESS THE MEETING MATERIALS ONLINE

You can access meeting materials (Notice of Meeting & Information Circular) on the Internet at: www.enerplus.com/about/agm.cfm  or under Enerplus’ profile at www.sedar.com.

You are reminded to view the meeting materials before voting.

HOW TO RECEIVE A PAPER COPY

Beneficial shareholders may request a paper copy of materials by postal delivery at no cost to them by visiting www.proxyvote.com, or by calling Toll Free 1-877-907-7643 and entering the control number on the enclosed voting instruction form. Requests may be made up to one year from the date the meeting materials are filed on SEDAR.  In order to allow reasonable time to be allotted for a beneficial shareholder to receive and review a paper copy of the meeting materials in advance of the proxy deposit date and time as set out in the accompanying voting instruction form, any beneficial holder wishing to request a paper copy of the meeting materials as described above, should ensure such request is received no later than April 24, 2015.  If you do request a paper copy of the meeting materials, please note that another voting instruction form will not be sent; please retain the enclosed voting instruction form for voting purposes. If you do not have a control number on the enclosed voting instruction form, please call Toll Free 1-855-887-2243.

HOW TO VOTE

Vote by Telephone, Facsimile or Mail: To vote your common shares by telephone, facsimile or by mail, please follow the instructions on the enclosed voting instruction form by the deadline noted.

Vote by Internet: To vote your common shares using the Internet, go to www.proxyvote.com and follow the instructions using the control number on your voting instruction form.

Vote in Person: Beneficial shareholders are not entitled, without making additional arrangements, to vote in person at the meeting. If you wish to vote in person at the meeting, please see the instructions on the enclosed voting instruction form or contact your intermediary, or broker, well in advance of the meeting to determine how you can do so.

Beneficial shareholders with general questions about notice and access may contact Computershare Trust Company, in its capacity as registrar and transfer agent for Enerplus, Toll Free at 1-866-921-0978.